Exhibit 10.18

Supplementary Agreement for Land Use License

This **Supplementary Agreement** is entered into by and between:

Shanghai Chengli Investment Consulting Firm ("Party A")
Address: No. Room A2551, No.1 Building, 2758 Song Jin Gong Lu, Zhang Yan County, Jin Shan District, Post Code: 201514, Shanghai, P. R. China.
Representative: HOU Xiaojing Title: Legal Representative

The British International School, Shanghai ("Party B")
Address: 600 Cambridge Forest New Town, 2729 Hunan Road, Zip code: 201315
Representative: Andrew Fitzmaurice Title: Legal Representative

WHEREAS:

A. The Parties entered into the Agreement for Land Use License on 19 September 2012 (the "**Land Use License Agreement**") to allow for Party B's use of the Adjacent Land for a Sports Field;

B. The defined terms in the **Land Use License Agreement**, particularly those bolded herein, are fully adopted in this **Supplementary Agreement**;

C. In addition to granting Party B a license, commencing l September 2012, to use the **Adjacent Land** for twenty four (24) years, which is the remaining lease term under the **Lease Agreement**, Party B made the **Undertaking** to Party A in the **Land Use License Agreement**;

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D. The Parties agreed to enter into further discussions about Party A's **Undertaking** and Party B's obligation in relation to the **Undertaking;**

NOW THEREFORE, the Parties agree as follows:

l. To fulfill the **Undertaking**, Party A shall secure the winning bid in the **Bidding Process** as soon as possible. Upon fulfilling the **Undertaking**, the **Adjacent Land** shall, to the extent possible, be incorporated as part of the premises leased under the **Lease Agreement**.

2. Irrespective of whether Party A fulfills the **Undertaking**, Party B's use of the **Adjacent Land** shall remain valid and unaffected. Provided that Party B pays Party A in full the amounts stipulated under the **Land Use License Agreement**, Party A guarantees to Party B the full enjoyment of Party B's rights under the **License**.

3. In consideration for Party A's fulfillment of the **Undertaking,** which would allow Party A to convert the purpose of use of the **Adjacent Land** to suit Party B's intended use over the remaining lease term, Party B shall pay to Party A of RMB Seven Million Four Hundred Thousand Yuan (RMB 7.4 million) per year, with the years commencing 30 September 2013 and ending 31 August 2018. Specifically, Party B shall pay to Party A: RMB One Million Eight Hundred Fifty Thousand Yuan (RMB 1.85 million) on the last business days in each of the months of September and December 2013; March, June, September and December 2014 through 2017; and March and June 2018. Party B shall in no event be obligated to make to Party A any compensation other than the ones stated herein.

4. Upon each payment, Party A shall provide to Party B official invoice for the payment.

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All costs and taxes incurred in relation to such invoice shall be borne by Party A.

5. The **Supplementary Agreement** shall take effect upon execution by the Parties.

签约日期
Date of Signing:


甲方 (Party A):
上海澄利投资咨询事务所
Shanghai Chengli Investment Consulting



(盖章) (Seal)

代表签字:
Signature of Representative:
Hou Xiao Jing

2012 年 11 月 ___8___ 日
__8 th__ November 2012


乙方 (Party B):
上海英国学校
The British International School, Shanghai



(盖章) (Seal)

代表签字:
Signature of Representative:
Andrew Fitzmaurice

2012 年 11 月 ___8___ 日
__8 th__ November 2012


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